EXHIBIT 99.2


Telkom SA Limited
   (Registration Number 1991/005476/06)
   ISIN ZAE000044897
   JSE and NYSE Share Code TKG
   ("Telkom")

Notice of Annual General Meeting

Notice is hereby given that the annual general meeting of shareholders of Telkom will be held at 12h00 on Thursday, October 14, 2004 at the Auditorium, Volkswagen Conference Centre, 1144 Sixteenth Road, Halfway House, Midrand to transact business as stated in the notice of the annual general meeting which was included in a circular posted to shareholders today.

The circular including the notice to the annual general meeting is available on the Telkom investor relations website on www.telkom.co.za/ir.

22 September 2004
Johannesburg